TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

September 18, 2017

Dear Sir/Madam,

Re: Disclosure under Regulation 30 of SEBI (LODR) Regulations, 2015

Please find enclosed the press release titled- "**CMA CGM Group Signs Strategic Partnership with Infosys to Accelerate Transformation of its Information Systems**".

This is for your information and records. The press release will also be made available on the Company's website, www.infosys.com

Thank you.

Yours sincerely,

For **Infosys Limited**

AGS Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

CMA CGM Group Signs Strategic Partnership with Infosys to Accelerate Transformation of its Information Systems

- *Seven-year partnership with Infosys to enhance CMA CGM's customer service experience*
- *Infosys to establish a Delivery Center in Marseille to attract and enhance local expertise*

Bangalore, India and Marseille, France, September 18, 2017: The CMA CGM Group, a world leader in container shipping, and Infosys (NYSE: INFY), a global leader in consulting, technology and next-generation services, today announced a strategic seven-year partnership which will simplify and transform CMA CGM's IT applications and improve customer service experience.

As part of the agreement, and at the request of CMA CGM, Infosys will open a Delivery Center (DC) in Marseille, which will become a key hub attracting and enhancing local expertise.

Infosys will also acquire CMA CGM's Innovation and Delivery Center in Dubai, UAE, expanding its footprint in the Middle East.

Through this partnership:

- Infosys will provide CMA CGM with the skills required to maintain its applications and develop its SAP projects. Infosys will also provide CMA CGM with new high value-added technologies that will improve its agility and responsiveness.
- As part of its ongoing digital transformation, CMA CGM will use Infosys Nia's artificial intelligence platform and its scalable automation platform, AssistEdge, to revamp its customer service, improve process execution and enhance internal performance.

These new systems will allow CMA CGM to be more flexible and innovative in a dynamic industry.

Rajesh Krishnamurthy, President and Head of Europe, Infosys, said, "Simplifying the technology footprint and leveraging next-generation technologies is the need of the hour for the hyper-competitive shipping and logistics industry. We look forward to helping CMA CGM leapfrog to the next-generation of software-led business innovation which is customer friendly, cost effective and flexible. Infosys is keen to leverage its logistics industry experience and assist CMA CGM with its business transformation journey."

Rodolphe Saadé, CEO, CMA CGM, said, "Innovation and digitalization are at the heart of our strategy. Our ambition is to create a competitive advantage by offering our customers state-of-the-art technologies. The partnership with Infosys is key to attaining this objective. By setting up their Center for Innovation in Marseille, CMA CGM, as well as the region, will benefit from both their expertise and their proximity."

About CMA CGM

CMA CGM, founded by **Jacques R. Saadé**, is a leading worldwide shipping group. Its 445 vessels call more than 370 ports in the world on all 5 continents. In 2016, they carried 15.6 million TEUs (twenty-foot equivalent units). Now headed by **Rodolphe Saadé**, CMA CGM enjoys a continuous growth and keeps innovating to offer its customers new maritime, terrestrial, and logistical solutions. With a presence in 160 countries and through its 600 agencies network, the Group employs 29,000 people worldwide, including 2,400 in its headquarters in Marseille.

Press contact

media@cma-cgm.com

Follow the CMA CGM Group on

About Infosys

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or

expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	CMA Systems FZ-LLC
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No
Industry to which the entity being acquired belongs	Information Technology
Objects and effects of acquisition	As part of a strategic program spanning seven years that will help simplify and transform the CMA CGM's (a leading worldwide shipping group) IT applications, Infosys is purchasing 100% of the shareholding of CMA Systems FZ-LLC which is CMA CGM's remote IT support and development center in Dubai
Any governmental or regulatory approvals required for the acquisition	Yes, approval of Dubai Creative Clusters Authority will be required for the consummation of the transaction
Indicative time period for completion of the acquisition	The transaction is expected to close during the third quarter of fiscal 2018, subject to customary closing conditions
Nature of consideration	Cash
Cost of acquisition or the price at which the shares are acquired;	US Dollar 1
Percentage of holding	100% of the share capital
Brief Background	Incorporated on 27 September 2007 as a Free Zone Company with limited liability under the provisions of the Dubai Technology & Media Free Zone Private Companies Regulations 2003 (currently known as Dubai Creative Clusters Authority). 100% subsidiary of CMA CGM SA (a company registered in France). Business operations in Dubai. Offerings: Remote IT Application support and development for CMA CGM